[Letterhead of Sullivan & Cromwell LLP]

September 18, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles Jean Yu Erin Donahue Geoff Kruczek

Re:	Next.e.GO B.V. Amendment No. 7 to Registration Statement on Form F-4 Filed September 11, 2023 File No. 333-270504

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are submitting today, via EDGAR, this letter and amendment no. 8 to the Registration Statement on Form F-4 (the “Amendment No. 8”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed with the Securities and Exchange Commission (the “Commission”) a registration statement on March 13, 2023 (the “Registration Statement”), amendment no. 1 to the Registration Statement (the “Amendment No. 1”) on June 1, 2023, amendment no. 2 to the Registration Statement (the “Amendment No. 2”) on June 27, 2023, amendment no. 3 to the Registration Statement (the “Amendment No. 3”) on July 20, 2023, amendment no. 4 to the Registration Statement (the “Amendment No. 4”) on August 10, 2023, amendment no. 5 to the Registration Statement (the “Amendment No. 5”) on August 25, 2023, amendment no. 6 to the Registration Statement (the “Amendment No. 6”) on September 8, 2023 and amendment no. 7 to the Registration Statement (the “Amendment No. 7”) on September 11, 2023.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s comments of September 15, 2023 with respect to the above referenced Amendment No. 8. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 8.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Amendment No. 7 to Registration Statement on Form F-4 filed September 11, 2023

Adjustments (13.2), page 213

1.	We note your response to prior comment 2 related to the unvested earnout for 20,000,000 TopCo Shares. Please explain in detail your basis for considering this earn-out as share-based payments with equity classification, citing specific guidance that was applied. As part of your response, tell us your consideration of the guidance outlined in IAS 32 and the reason(s) for why the earn-out does not meet the definition of a financial liability and should not be classified accordingly within your financial statements.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered both IFRS 2 and IAS 32 and eventually determined to classify the Earnout Shares as equity according to IFRS 2. In that regard, the Company reviewed IAS/IFRS standards and guidelines as well as comments and feedback by leading auditing firms. There is diversity in practice for the recognition and accounting treatment of these type of agreements; however, after considering the specific characteristics of the Earnout Agreement, the Company believes that the Earnout Shares should be recognized in accordance with IFRS 2 as share-based payments with equity classification due to, amongst others, the following considerations.

The Earnout Shares are being issued at the time of Closing and therefore have to be accounted for and recognized as equity based on the fair market value derived from the Monte Carlo analysis as presented in response to comment No. 2 of the Commission’s comment letter dated August 31, 2023. Because the Company will have no further obligations with respect to the Earnout Shares after they are issued at the time of Closing, , the Company believes that no liability arises from the Earnout Shares and no liability needs to be recognized consequently. This is in contrast to a circumstance in which a recipient of earnout shares would have a right to receive a variable amount of earnout shares at a point in time in the future based on issuance triggers, i.e., when shares are not issued at the time of closing but rather at some point in time subsequent to closing and therefore would need to be accounted for as financial liabilities in accordance with IAS 32. With due consideration of the foregoing, the Company considers the application of IFRS 2 (share-based payment), recognizing and classifying the Earnout Shares as equity being more appropriate than recognizing a liability.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

Adjustments (15), page 213

2.	We note from your response to prior comment 2 related to the issuance of 3,000,000 TopCo shares pursuant to the Settlement Agreement with the parties to the Bridge Financing you have recorded a financial instrument for the fair value of TopCo shares in excess of $3 million as a financial instrument. We also note that the Company will not receive any payment from the lender unless the lender decides to sell its shares for a net proceeds above $3 million. In this regard, please tell us in greater detail why you believe it is appropriate to classify the excess on the balance sheet (i.e. financial instrument) and provide your basis for doing so, including the authoritative accounting guidance which supports your treatment. As part of your response, also tell us what, if any, other views were considered by management as part of determining the appropriate treatment.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has, taking into account the specific provisions of the Settlement Agreement, considered that the characteristics of a derivative, (i.e., a financial instrument) according to IFRS 9 Appendix A are met. Accordingly, the potential excess resulting from the Settlement Agreement on the balance sheet has been classified as a financial instrument in accordance with IAS 32.11.

The 3,000,000 TopCo shares issued at closing are accounted for at $10.20 in the pro forma balance sheet as equity. Applying a prudent assumption, based on the implied minimum value of the Settlement Agreement for those shares of $1, the excess amount of $27 million is immediately expensed, resulting in an adjustment to both retained earnings on the pro forma balance sheet (please see note 15 on page 211 et seq. of Amendment No. 8) and as well as the pro forma statement of operations (please see note 10 on page 213 of Amendment No. 8).

The fair market value of the excess will be periodically updated in accordance with the actual value of the shares disposed under the Settlement Agreement, with a final adjustment to be made when the total value of the shares disposed under the Settlement Agreement reaches $3 million.

Other views in this regard have not been considered as the Company views the definition of a financial instrument under IAS 32.11 in connection with IFRS 9 Appendix A as appropriate and one that reasonably reflects the nature of the excess shares under the Settlement Agreement.

*            *            *

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP